UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-04300

APACHE CORPORATION

(Exact name of registrant as specified in its charter)

One Post Oak Central 2000 Post Oak Boulevard, Suite 100 Houston, Texas 77056-4400 (713) 296-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares Representing a 1/20th Interest in a Share of 6.00% Mandatory Convertible Preferred Stock, Series D

(Title of each class of securities covered by this Form)

Common Stock, par value $0.625 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Apache Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 15, 2013	By:	/s/ Thomas P. Chambers
Name: Thomas P. Chambers
Title: Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.